Exhibit 99.2

NEWS RELEASE	February 15, 2006

CANETIC RESOURCES TRUST TO BEGIN TRADING TODAY

ON NEW YORK STOCK EXCHANGE

CALGARY, ALBERTA (CNE.UN: TSX; CNE: NYSE)– Canetic Resources Trust is pleased to announce that it will begin trading today on the New York Stock Exchange (NYSE) under the ticker symbol “CNE” when Canetic’s Chairman of the Board Jack C. Lee and President and CEO J. Paul Charron ring the Opening BellSM  at 9:30 a.m. to begin the day’s trading.

“We are extremely pleased to be joining the NYSE today and believe that it will result in improved liquidity for all of our unitholders, greater access to U.S. capital markets and potentially, a lower cost of capital,” said Charron.

Canetic was formed on January 5, 2006, from the merger of Acclaim Energy Trust and StarPoint Energy Trust. The merger resulted in the creation of the third largest conventional oil and gas trust in North America, with production of approximately 75,000 barrels of oil equivalent per day (boe/d) and an enterprise value of approximately C$5.5 billion. Canetic’s production is weighted 60 percent to oil and liquids and 40 percent to natural gas.

Canetic is currently distributing C$0.23 (US$0.20 at current exchange rates) per trust unit per month. The next monthly distribution will be to unitholders of record on February 28, 2006. The ex-distribution date is February 24, 2006, and the payment date will be March 15, 2006. Canetic’s predecessor, Acclaim Energy Trust, established an objective of providing consistent cash distributions and has provided unitholders with stable and increasing distributions for more than four years.

Canetic’s NYSE specialist is LaBranche & Co. LLC and Canetic’s CUSIP number remains unchanged at 137513107.

Please visit Canetic’s website at www.canetictrust.com for additional corporate information and a recent corporate presentation. The Trust’s toll free investor line is 877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerk Hilton, Director, Investor Relations

Canetic Resources Inc.

(403) 539-6343

E-mail: kerk.hilton@canetictrust.com

Michael Pollock

Christensen

(480) 614-3007

E-mail: mpollock@christensenir.com

Allison Circle

New York Stock Exchange

(212) 656-5717

E-mail: acircle@nyse.com

ADVISORY: Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations, reserve and production estimates, drilling inventory, and Canetic’s distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, capital expenditure estimates and ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in  reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Canetic’s website (www.canetictrust.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none Canetic undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent  (BOE) basis, natural gas volumes have been converted to a barrel of oil  equivalent (BOE) at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.